Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement dated September 7, 2017
Registration No. 333-213027

MPT Operating Partnership, L.P.

MPT Finance Corporation

5.000% Senior Notes due 2027

This Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement and the accompanying Prospectus (as supplemented through and including the date hereof, the “Preliminary Prospectus Supplement”). The information in this Supplement supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

Issuers:	MPT Operating Partnership, L.P. (the “Operating Partnership”) and MPT Finance Corporation (together with the Operating Partnership, the “Issuers”)

Guarantee:	Guaranteed by the Issuers’ parent company, Medical Properties Trust, Inc. (the “Company”)

Aggregate Principal Amount:	$1,400,000,000, which reflects an upsize from the initial offering amount of $1,000,000,000

Title of Securities:	5.000% Senior Notes due 2027 (the “Notes”)

Final Maturity Date:	October 15, 2027

Public Offering Price:	100%

Coupon:	5.000%

Yield to Maturity:	5.000%

Spread to Benchmark:	+294 bps

Benchmark Treasury:	UST 2.25% due August 15, 2027

Gross Proceeds to Issuers:	$1,400,000,000

Net Proceeds to Issuers before Expenses:	$1,386,000,000

Interest Payment Dates:	April 15 and October 15

Record Dates:	April 1 and October 1

First Interest Payment Date:	April 15, 2018

Optional Redemption:

Make-whole call at T+50 bps until October 15, 2022.

From and after October 15, 2022, at the prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest to, but excluding, the redemption date, if redeemed during the 12-month period beginning on October 15 of each of the years indicated below:

	Year 2022 2023 2024 2025 and thereafter	Price 102.500% 101.667% 100.833% 100.000%

Optional Redemption with Equity Proceeds:	Prior to October 15, 2020, up to 40% of the aggregate principal amount of the Notes at a redemption price equal to 105% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to, but excluding the redemption date.

Special Mandatory Redemption:	This offering of Notes is being made to finance in part the previously announced Steward-IASIS Transactions as described in the Preliminary Prospectus Supplement under “Prospectus Supplement Summary—Recent Developments—Acquisition of IASIS Healthcare Hospital Portfolio.” As more thoroughly described in the Preliminary Prospectus Supplement under “Description of Notes—Special Mandatory Redemption,” if (i) the Company does not complete the Steward-IASIS Transactions (as such transactions may be modified or amended) on or prior to 180 days after the closing date of this Notes offering or (ii) prior to 180 days after the closing date of this Notes offering, the Company determines not to consummate the Steward-IASIS Transactions (as such transactions may be modified or amended) (each, a “Special Mandatory Redemption Trigger”), the Issuers will be required to redeem $500 million aggregate principal amount of the Notes at a redemption price equal to the aggregate initial offering price of such Notes plus accrued and unpaid interest from and including the date of initial issuance, or the most recent date to which interest has been paid, whichever is later, up to, but excluding, the Special Mandatory Redemption Date. There is no escrow account for, or security interest in, the proceeds of this offering for the benefit of the holders of the Notes.

Change of Control:	Putable to the Issuers at 101% of principal, plus accrued and unpaid interest, if any, thereon to, but excluding, the change of control purchase date.

CUSIP/ISIN Numbers:	CUSIP: 55342U AH7 ISIN: US55342UAH77

Distribution:	SEC Registered (Registration No. 333-213027)

Listing:	None

Trade Date:	September 7, 2017

Settlement:	T+10 on September 21, 2017

Use of Proceeds:	The Issuers intend to use approximately $364.4 million of the net proceeds from the offering of the Notes to redeem all $350 million aggregate principal amount of their existing 6.375% senior notes due 2022, including premium and accrued and unpaid interest thereon. The Issuers intend to use the remainder of the net proceeds from the offering, together with cash on hand and other sources of debt capital, which may include borrowings under the Operating Partnership’s revolving credit facility, to finance the closing of the Steward-IASIS Transactions. As described above, if a Special Mandatory Redemption Trigger occurs, the Issuers will be required to redeem $500 million aggregate principal amount of the Notes in a special mandatory redemption. If such redemption were to occur, the Issuers intend to use the remaining proceeds to repay borrowings under the Operating Partnership’s revolving credit facility and for general corporate purposes, which may include investing in additional healthcare properties.

Active Joint Book-Running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc.

Passive Joint Book-Running Managers:

BBVA Securities Inc.

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Goldman Sachs & Co. LLC

KeyBanc Capital Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Stifel, Nicolaus & Company, Incorporated

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

Denominations/Multiple:	$2,000 and integral multiples of $1,000 in excess thereof

The Issuers have filed a registration statement (including the Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement in that registration statement and other documents MPT Operating Partnership, L.P. and Medical Properties Trust, Inc. have filed with the SEC that are incorporated by reference in the Preliminary Prospectus Supplement for more complete information about the Issuers, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC at (866) 803-9204 or Barclays Capital Inc. at (888) 603-5847 or email: barclaysprospectus@broadridge.com.

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